October 11, 2019

Thomas E. Long
Chief Financial Officer
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, TX 75225

       Re: Energy Transfer LP
           Registration Statement on Form S-4
           Filed October 3, 2019
           File No. 333-234080

Dear Mr. Long:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2018 have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Thomas E. Long
Energy Transfer LP
October 11, 2019
Page 2

      You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Lauren
Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                        Sincerely,
FirstName LastNameThomas E. Long
                                                        Division of Corporation
Finance
Comapany NameEnergy Transfer LP
                                                        Office of Energy &
Transportation
October 11, 2019 Page 2
cc:       Debbie Yee, Esq.
FirstName LastName